

July 31, 2013

Via E-mail
Joseph M. Fortunato
Chief Executive Officer
GNC Holdings, Inc.
300 Sixth Avenue
Pittsburgh, Pennsylvania 15222

   Re: GNC Holdings, Inc.
      Form 10-K for Fiscal Year Ended
      December 31, 2012
      Filed February 26, 2013
      Definitive Proxy Statement
      Filed April 11, 2013
      File No. 1-35113

Dear Mr. Fortunato:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Dietrich A. King for

         Mara L. Ransom
         Assistant Director